Exhibit 99.1

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands, except share data and per share data)

	As of June 30,	As of December 31,
	2025	2024
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5,383	7,564
Trade receivables	122	221
Inventory	2,329	1,988
Prepaid expenses and other receivables	1,186	981
Total current assets	9,020	10,754

NON-CURRENT ASSETS
Prepaid expenses and other long-term assets	48	46
Right of use assets	392	524
Property and equipment, net	1,129	1,252
Total non-current assets	1,569	1,822

TOTAL ASSETS	10,589	12,576

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	1,161	1,232
Lease liabilities	301	298
Loan from related party	2,010	-
Employees and other current liabilities	4,167	3,984
Total current liabilities	7,639	5,514

NON-CURRENT LIABILITIES
Long-term lease liabilities	59	161
Total non-current liabilities	59	161
TOTAL LIABILITIES	7,698	5,675

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value per share; Authorized 2,500,000,000 shares; Issued and outstanding: 58,696,960 shares and 56,568,999 shares as of June 30, 2025 and December 31, 2024, respectively	-	-
Additional paid-in capital	115,222	112,280
Accumulated deficit	(112,331)	(105,379)
Total shareholders’ equity	2,891	6,901

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,589	12,576

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

		Six months ended June 30,	Six months ended June 30,
	Note	2025	2024

Revenues	5	1,250	1,754
Cost of revenues	6	901	955
Gross profit		349	799

Research and development expenses	7	3,375	3,536
Sales and marketing expenses	8	2,146	2,296
General and administrative expenses	9	1,870	1,845
Operating loss		7,042	6,878

Finance income, net		(90)	(188)

Net loss and comprehensive loss		6,952	6,690

Basic and diluted net loss per share		0.12	0.14

Weighted average number of shares outstanding used in computing basic and diluted net loss per share		58,155,523	47,850,703

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary shares		Additional paid- in	Accumulated	Total shareholders’
	Number	Amount	capital	deficit	equity
Balance as of January 1, 2025	56,568,999	-	112,280	(105,379)	6,901

Issuance of ordinary shares, net of issuance cost of $134	2,127,961	-	2,647	-	2,647
Share-based compensation			295	-	295
Loss for the period	-	-	-	(6,952)	(6,952)

Balance as of June 30, 2025	58,696,960	-	115,222	(112,331)	2,891

Balance as of January 1, 2024	45,729,684	-	102,224	(90,061)	12,163

Issuance of ordinary shares, net of issuance cost of $308	3,787,976	-	4,727	-	4,727
Share-based compensation			410	-	410
Loss for the period	-	-	-	(6,690)	(6,690)

Balance as of June 30, 2024	49,517,660	-	107,361	(96,751)	10,610

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended June 30,	Six months ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	(6,952)	(6,690)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	151	167
Share-based compensation	295	410
Exchange rate changes in cash and cash equivalents, short-term deposits and restricted long-term deposits	(52)	79
Other finance cost	10	(8)

Changes in assets and liabilities:
Decrease (Increase) in trade receivables	99	(222)
Decrease (Increase) in prepaid expenses and other receivables	(205)	170
Decrease (Increase) in inventory	(341)	306
Decrease in right of use assets	173	135
Increase (decrease) in trade payables	(71)	193
Decrease in lease liabilities	(140)	(143)
Increase in employees and other current liabilities	183	388
Net cash used in operating activities	(6,850)	(5,215)

Cash flows from investing activities:
Investment in short-term deposits	-	(1,373)
Withdrawal of short-term deposits	-	1,065
Investment in restricted long-term deposits	-	(10)
Purchase of property and equipment	(28)	(34)
Net cash used in investing activities	(28)	(352)

Cash flows from financing activities:
Loan from related party	2,000	-
Issuance of ordinary shares, net of issuance costs	2,647	4,727
Net cash provided by financing activities	4,647	4,727

Decrease in cash and cash equivalents	(2,231)	(840)
Cash and cash equivalents at the beginning of the year	7,564	10,533
Effect of foreign exchange rate on cash and cash equivalents	50	(41)
Cash and cash equivalents end of the year	5,383	9,652

Non-cash activities
Obtaining a right-of-use asset in exchange for a lease liability	41	64

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

A.	Description of the Company:

IceCure Medical Ltd. (“IceCure Medical Ltd.”, the “Company”, “we” or “our”) is a medical device company incorporated in Israel.

The Company’s ordinary shares, no par value per share (the “Ordinary Shares”) are listed on the Nasdaq Capital Market.

Since its establishment, the Company and its wholly-owned subsidiaries, IceCure Medical Inc. in the United States (the “US Subsidiary”), IceCure Medical HK Limited in Hong Kong (the “Hong Kong Subsidiary”) and IceCure (Shanghai) MedTech Co., Ltd. in China (the “Chinese Subsidiary, and together with the Company, the US Subsidiary and the Hong Kong Subsidiary, the “Group”), have been engaged in the research, development, and commercialization of minimally invasive medical devices for cryoablation (freezing) of tumors in the human body, using its propriety liquid nitrogen cryoablation technology, as an alternative to surgical intervention to remove tumors. The Company received regulatory approvals for marketing its products in the United States, Europe, and other territories.

The US Subsidiary was established on April 6, 2011 in the State of Delaware and is engaged in the business development, marketing, clinical trial management, and sale of the Company’s products in the United States. The Hong Kong Subsidiary was established on September 26, 2018 and commenced its activity in 2021. The Chinese Subsidiary was established on July 14, 2020, and is wholly owned by the Hong Kong Subsidiary. The Chinese Subsidiary in China commenced its operations on January 1, 2021 and is engaged in business development and obtaining regulatory approvals for the Company’s products in China.

The Group’s activities are subject to significant risks and uncertainties, including the possibility of failing to secure additional funding to commercialize its technology, obtaining regulatory approvals and other risks. In addition, the Group is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

B.	Going Concern:

As of June 30, 2025, the Company has accumulated losses of $112,331. In the six months ended June 30, 2025, the Company generated losses of $6,952 and negative cash flows from operating activities of $6,850.

To date, management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through utilization of its current financial resources, sales of its products, and through the additional raises of capital.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan to continue as a going concern includes raising funds from existing shareholders and/or new investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation

The unaudited interim condensed consolidated financial statements of the Company as of June 30, 2025, and for the six months period then ended, have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. The information included in these condensed interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 27, 2025. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of results for the interim period. The results for the interim periods are not necessarily indicative of the results to be expected for the full year ending December 31, 2025.

B.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

C.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

D.	New Accounting Pronouncements:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The ASU also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The ASU is effective for the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and subsequent interim periods, with early adoption permitted. The Company adopted this ASU in its annual financial statements for the year ended December 31, 2024, which was applied retrospectively to all prior periods presented. Refer to Note 10 herein for further details regarding this adoption.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	New Accounting Pronouncements (Cont.):

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024. Adoption of this ASU should be applied on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses. This update aims to enhance the transparency of financial reporting by requiring public business entities (PBEs) to provide disaggregated disclosure of certain income statement expense captions into specified categories in disclosures within the footnotes to the financial statements. The ASU is effective for annual fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Adoption of this ASU should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

NOTE 3 - LOAN FROM RELATED PARTY

On May 17, 2025, we entered into a loan agreement with Epoch Partner Investments Limited, a major shareholder and related party of the Company, pursuant to which we received a bridge loan in the amount of $2,000 (the “Loan Amount”). The bridge loan bears an annual interest rate of 4.1% (equivalent to the interest rate of a 12-month U.S. Treasury bond in effect as of May 17, 2025). The principal amount, together with the accrued interest, should be repaid no later than one calendar year from the date of the agreement. In any event that the Company raises money before the maturity date, in an equity transaction other than by an at-the-market facility and/or an equity line, the amount raised shall be used for early repayment of the Loan Amount.

NOTE 4 - SHAREHOLDERS’ EQUITY

A.	On January 13, 2025, we entered into an equity distribution agreement with Maxim Group LLC (“Maxim”) as sales agent (the “Sales Agent”), pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $13,960 thousand from time to time through the Sales Agent (the “ATM Facility”). The Sales Agent receives commission equal to 2.5% of the gross sales price per Ordinary Share sold pursuant to the terms of the agreement and received customary indemnification and contribution rights. We also agreed to reimburse the Sales Agent for certain specified expenses. As of June 30, 2025, we have sold 2,127,961 Ordinary Shares pursuant to the ATM Facility, having aggregate gross proceeds of $2,851 thousand and aggregate net proceeds of $2,647 thousand.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 4 - SHAREHOLDERS’ EQUITY (Cont.)

B.	On May 15, 2025, the Company granted 924,048 restricted share units (“RSUs”) to the Company’s chief executive officer, the chairman of the board of directors and another member of the board of directors. The RSUs granted to the recipients are subject to a vesting schedule, which is connected to the Company receiving U.S. Food and Drug Administration approval for its ProSense system for breast cancer treatment. Following the milestone date in this vesting schedule, one quarter of the RSUs granted shall vest on July 1, 2025, and the rest of the granted RSUs shall vest in a total 3-year period in 12 equal installments at the end of each quarter following the first installment. The total fair value of these RSU grants is $924. As of June 30, 2025, it is not probable that the performance conditions will be achieved. Accordingly, no share-based compensation expenses were recognized with respect to these RSU grants.

NOTE 5 - REVENUES

The Company’s revenues are derived primarily from the sale of consoles and disposables. Revenues from warranty and services are not material and therefore are included in revenue from consoles in the following table.

Composition:

	Six months ended June 30,	Six months ended June 30,
	2025	2024

Consoles	529	746
Disposables	721	908
Exclusive distribution agreement and other services	-	100
	1,250	1,754

NOTE 6 - COST OF REVENUES

Composition:

	Six months ended June 30,	Six months ended June 30,
	2025	2024

Payroll and related benefits (including share-based compensation)	373	311
Raw materials subcontractors and auxiliary materials	307	440
Depreciation	89	93
Royalties to the IIA	38	53
Shipping	38	23
Others	56	35
	901	955

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 7 - RESEARCH AND DEVELOPMENT EXPENSES

Composition:

	Six months ended June 30,	Six months ended June 30,
	2025	2024

Payroll and related benefits (including share-based compensation)	2,677	2,712
Materials, subcontracted work and consulting	333	355
Clinical trials	29	109
Others	336	360
	3,375	3,536

NOTE 8 - SALES AND MARKETING EXPENSES

Composition:

	Six months ended June 30,	Six months ended June 30,
	2025	2024

Payroll and related benefits (including share-based compensation)	1,212	1,423
Consulting and professional services	514	331
Travel	146	170
Conferences	109	140
Sales commissions	15	70
Advertising and promotion expenses	7	20
Others	143	142
	2,146	2,296

NOTE 9 - GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	Six months ended June 30,	Six months ended June 30,
	2025	2024

Payroll and related benefits (including share-based compensation)	836	870
Professional services	906	857
Others	128	118
	1,870	1,845

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 - GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

The Company has identified one reportable and operating segment that designs, develops, manufactures and markets cryoablation medical devices. The chief operating decision maker (“CODM”) assesses the performance of the Company and decides how to allocate resources based upon consolidated net comprehensive loss that is also reported within the consolidated statements of comprehensive loss. The measure of segment assets that is reviewed by the CODM is reported within the consolidated balance sheet as consolidated total assets. Significant expense categories provided to the CODM are those presented in the consolidated statements of comprehensive loss and in Notes 6-9.

The following table sets forth reporting revenue information by geographic region:

	Six months ended June 30,	Six months ended June 30,
	2025	2024
United States	371	524
Spain	187	129
Italy	175	46
Japan	98	335
India	16	238
Israel	10	8
Other[1]	393	474
	1,250	1,754

The following table sets forth reporting property and equipment information by geographic region:

	As of June 30,	As of December 31,
	2025	2024
Israel	883	933
United States	246	319
	1,129	1,252

The following table is a summary of customer concentrations as a percentage of revenue:

	Six months ended June 30,	Six months ended June 30,
	2025	2024
Customer A	15%	*
Customer B	14%	*
Customer C	*	14%
Customer D	*	10%

*	Lower Than 10%
[1]	No country included in Others represented more than 10% of consolidated revenues.

NOTE 11 - SUBSEQUENT EVENTS

A.	On August 1, 2025, the Company closed its rights offering, raising aggregate gross proceeds of $10,000 through the issuance of 9,954,756 Ordinary Shares, Warrants to purchase up to 9,999,994 Ordinary Shares and Pre-Funded Warrants to purchase up to 45,238 Ordinary Shares. Maxim was engaged to act as the dealer-manager for the Rights Offering, for which it received a cash fee of 7.0% of the gross proceeds received by the Company directly from the exercise of the subscription rights, in addition to any reimbursement, of expenses up to $75.